EXHIBIT 77Q3 TO FORM N-SAR

The Paul Revere Variable Annuity Contract Accumulation Fund

Sub-item 77Q3

Section (a)(i): the Chairman of the Board of Managers has concluded that, based on his evaluation as of the date within 90 days of the filing date hereof, the disclosure controls and procedures of The Paul Revere Variable Annuity Contract Accumulation Fund are reasonably designed to achieve the purposes described in the attached certification, Section (a)(iii).

Section (a)(ii): There were no significant changes in the The Paul Revere Variable Annuity Contract Accumulation Fund internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Section (a)(iii): The Certification of the Chairman of the Board of Managers of The Paul Revere Variable Annuity Contract Accumulation Fund is attached.